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                           September 21, 2021

       Megan Clarken
       Chief Executive Officer
       Criteo S.A.
       32 Rue Blanche
       Paris, France 75009

                                                        Re: Criteo S.A.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2021
                                                            Filed August 4,
2021
                                                            Item 2.02 on Form
8-K
                                                            Filed August 4,
2021
                                                            File No. 001-36153

       Dear Ms. Clarken:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.



       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Revenue Excluding Traffic Acquisition Costs, page 67

   1.                                                   Your non-GAAP
performance measures Revenue ex-TAC on a consolidated basis and by region disclosed in
this section and throughout your filing, and Revenue ex-TAC margin disclosed in your
earnings release appear to be more akin to gross profit. Please:
                                                            Revise the titles
of these non-GAAP measures to reflect their nature;
                                                            Reconcile Revenue
ex-TAC to gross profit, which appears to be the most directly comparable GAAP
financial measure on the consolidated and regional bases;
 Megan Clarken
Criteo S.A.
September 21, 2021
Page 2
               Disclose the most directly comparable GAAP measure with equal or greater prominence wherever the consolidated and regional Revenue ex-TAC non-GAAP measures are disclosed; and
             Disclose the ratio or measure as calculated using the most directly comparable GAAP financial measure wherever Revenue ex-TAC margin is disclosed.
         We refer you to Item 10(e)(1)(i) of Regulation S-K, footnote 27 of SEC Final Rule
         Release No. 33-8176, and Question 102.10 of the Division's Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations. This comment also applies to your
         Form 10-Q and Item 2.02 Form 8-K for the fiscal quarter ended June 30, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.



FirstName LastNameMegan Clarken                            Sincerely,
Comapany NameCriteo S.A.
                                                           Division of
Corporation Finance
September 21, 2021 Page 2                                  Office of Trade &
Services
FirstName LastName